UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

PIMCO Municipal Advantage Fund Inc. (MAF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

722015104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. _____

CUSIP No.: 722015104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog-Karpus Group

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  N/A

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  N/A

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,489,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

34.31%

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 722015104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,158,492

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,158,492

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,158,492

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

15.96%

14. Type of Reporting Person (See Instructions)

IA

CUSIP No.: 722015104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog Investors, Phillip Goldstein, Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,331,296

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,331,296

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,331,296

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

18.34%

14. Type of Reporting Person (See Instructions)

N/A

Item 1. Security and Issuer.

Common Stock
PIMCO Municipal Advantage Fund Inc.
Allianz Global Investors
1345 Avenue of the Americas
New York, New York 10105

Item 2. Identity and Background.

This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors. This statement is also filed on behalf Karpus Management, Inc. d/b/a Karpus Investment Management ("KIM"), George W. Karpus, President, Director and Controlling Stockholder and Jo Ann Van Degriff, Vice President and Director and Sophie Karpus, Director, 183 Sully's Trail, Pittsford, New York, 14534. The principal business is investment management for individuals, pensions and profit sharing plans, corporations, endowments, trust and others specializing in conservative asset management (i.e. fixed income investments).

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the above are United States citizens.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,158,492 shares of MAF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 15.96% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

With respect to Bulldog Investors, Phillip Goldstein and Andrew Dakos, 1,331,296 shares of MAF issuer have been accumulated with funds from accounts managed, which represents 18.34% of the outstanding shares.

The Bulldog Investors-Karpus Group are deemed to be the beneficial owners of 2,489,788 shares of MAF or 34.31% of the outstanding shares.

Item 4. Purpose of Transaction.

The filing persons have formed a group (the "Bulldog-Karpus Group") with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The group beneficially owns 34.31% of the issuer's outstanding shares. To achieve its objective, the Bulldog-Karpus Group anticipates conducting a proxy contest and seeking to enlist other shareholders of the issuer to support its efforts but the group members have no agreement to buy, sell, hold or vote their shares together.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As per the semi-annual report dated April 30, 2007, there were 7,257,093 shares of MAF outstanding. The percentage set forth in this item was derived using such number.

The Bulldog Investors-Karpus Group are deemed to be the beneficial owners of 2,489,788 shares of MAF or 34.31% of the outstanding shares.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 1,331,296 shares of MAF or 18.34% of the outstanding shares.

As of the date of this Report, KIM represents beneficial ownership of 1,158,492 shares or 15.96% of the outstanding shares. Jo Ann Van Degriff presently owns 2,590 shares, George W. Karpus presently owns 36,180 shares, Karpus Management, Inc. presently owns 3,300 shares and Urbana Partners L.P. currently owns 74,563 shares of MAF. None of the other principals of KIM presently own shares of MAF. KIM has the sole power to dispose of and to vote all Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts of KIM and Bulldog, Phillip Goldstein and Andrew Dakos. There have been no dispositions and no acquisitions, other than by such open market purchases:

KARPUS

 Date Shares Price Per Share
 12/28/2007  (150)  $12.66
 12/31/2007  (250)  $12.92

BULLDOG INVESTORS, PHILLIP GOLDSTEIN AND ANDREW DAKOS

 Date Shares Price Per Share
 None
The shares sold by KIM on 12/28/2007 and on 12/31/2007 were non-discretionary, client directed trades subsequent to the termination of the investment management contract. Proceeds from the sales were transferred to the referenced accounts and as such, KIM no longer retains voting authority for the referenced shares.

Beneficiaries of the KIM and Bulldog managed accounts have the right to receive all dividends from, and any proceeds from the sale of the shares. None of the Accounts has an interest in shares constituting more than 5% of the shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The filing persons have formed a group (the "Bulldog-Karpus Group") with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The group beneficially owns 34.31% of the issuer's outstanding shares. To achieve its objective, the Bulldog-Karpus Group anticipates conducting a proxy contest and seeking to enlist other shareholders of the issuer to support its efforts but the group members have no agreement to buy, sell, hold or vote their shares together.

Item 7. Materials to be Filed as Exhibits.

EXHIBIT 1, Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   January 11, 2008

By:   /s/
Name:   Phillip Goldstein
Date:   January 11, 2008

By:   /s/
Name:   Andrew Dakos
Date:   January 11, 2008

EXHIBIT 1
Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of MAF.

Dated: January 11, 2008

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   January 11, 2008

By:   /s/
Name:   Phillip Goldstein
Date:   January 11, 2008

By:   /s/
Name:   Andrew Dakos
Date:   January 11, 2008